June 22, 2005

By facsimile to (303) 295-1563 and U.S. Mail


Mr. Michael J. Gordon
Chief Financial Officer and Vice President, Corporate
Administration
BlastGard International, Inc.
12900 Automobile Boulevard, Suite D
Clearwater, FL 33762

RE:	BlastGard International, Inc., formerly OPUS Resource Group,
Inc.
	Pre-effective Amendment 4 to Registration Statement on Form
SB-2
	Filed May 26, 2005
	File No. 333-121455
	Annual Report on Form 10-KSB for the fiscal year ended
December
31, 2004 and
	Quarterly Report on Form 10-QSB for the quarter ended March
31,
2005
	Filed March 31, 2005 and May 11, 2005
	File No. 333-47924

Dear Mr. Gordon:

	We reviewed the filings and have the comments below.

SB-2/A4

1. If applicable, comments on the SB-2 are comments on the 10-KSB and subsequent Exchange Act reports and vice versa.

2. We note the response to prior comment 3. Revise the disclosure on page II-4 and also on page 25 in the 10-KSB to state that you issued to Andrew Garrett, Inc., the placement agent, a warrant to purchase
4,970 shares and not 4,870 shares.


Company History, page 6

3. Your response to prior comments 6-10 helps to clarify the company`s history. However, the background and relationships among the companies discussed is still somewhat unclear. For example, the first time that you mention BlastGard, Inc. you should explain that it was a separate company formed in 2000 and managed by Messrs. Gordon, Waddell, and Gordon who later formed the company`s subsidiary, BlastGard Technologies, Inc.

4. We note your revisions in response to prior comments 6 and 18. Disclosure in the second full paragraph on page 7 indicates that neither BTI nor BTI`s founders ever acquired any assets from BlastGard, Inc. Disclosure in the fourth paragraph on page 7 indicates that Opus acquired the "BlastGard" name from BlastGard, Inc. at the direction of Opus`s new management team after Opus`s reorganization with BTI. These statements appear inconsistent since
BTI controlled Opus and BTI`s founders were the same as Opus` management when Opus acquired the "BlastGard" name. Please revise to clarify.

5. Refer to prior comment 6. Clarify in the last paragraph on page 6 that The Verde Partners Limited Partnership or Verde was an affiliated third party of BlastGard, Inc. We note the disclosure in the second full paragraph on page 7 that BlastGard, Inc. was formed by Verde, C&L Trust, and James F. Gordon in 2000.

6. Disclose the names of the principals of Verde and C&L Trust.

7. Disclosure in the fourth full paragraph on page 7 states that Opus loaned $245,000 in July 2003, and by February 2004 BlastGard, Inc. had no resources to repay the $250,000 loan. Clarify whether the amount of the loan was $250,000 or $245,000.

Additional Information Regarding Outstanding Convertible Notes
Payable, page 27

8. We read in your response to prior comment 2 that you were in default on your $1.4 million convertible debt beginning on March 20,
2005.  Revise your discussion of the convertible debt here and in note 4 of your March 31, 2005 financial statements to disclose the default, the circumstances that led to the default, and the potential consequences of the default. Disclose also, if true, that you now are accruing the default interest rate plus penalties related to this debt, and disclose that interest rate. Alternatively, you should explain why you are not accruing the default interest rate plus penalties. Disclose also whether the interest rate on this debt will revert to 8% once the registration statement becomes effective or if it will remain at 15%.

Note 4.  Notes Payable, page F-10

9. You state in your response to prior comment 21 that neither the convertible promissory notes nor the warrants contained conversion features that were in-the-money at the commitment date. It appears from your disclosure in note 4 that the convertible promissory notes were convertible at $1.50 per share on the date of issuance. We note that due to the presence of the detachable warrants, the effective conversion price of the convertible promissory notes appears to be $1.15 per share. We also note that your stock price on the date of issuance was $1.90 per share. It appears to us that the convertible promissory notes include a beneficial conversion feature based on the provisions of EITF 98-5 and EITF 00-27. Please clarify or revise. Also, if applicable, revise the effective interest rate related to the notes to reflect the beneficial conversion feature.

Note 5.  Options Granted to Employees, Accounted for under the
Intrinsic Value Method, page F-14

10. We note your response to prior comment 24 and the table that you added on page F-15. It appears that the pro forma compensation expense that you are disclosing only recognizes compensation expense for options that had vested before year end. If this is true, it is unclear to us how you determined that this methodology meets the requirement of paragraph 30 of SFAS 123 to recognize compensation expense over the period(s) in which the related employee services are rendered. Please clarify or revise.

Financial Statements of OPUS Resource Group, Inc. for the Year
Ended
December 31, 2003

11. Please conform these financial statements to those filed in amendment 1 to the annual report on Form 10-KSB for the fiscal year ended December 31, 2003 on March 16, 2005.

Recent Sales of Unregistered Securities, page II-1

12. Refer to prior comment 25. We note that you deleted the exemption under the Securities Act that BlastGard relied upon.
Please revise.

Exhibit 10.17

13. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, appendices, exhibits, and schedules. Refile the exhibit in its entirety to include exhibits A and B.

10-KSB

Debt issue costs, page F-12

14. Refer to prior comment 3. The disclosure on the number of class A and class B warrants issued to the placement agent is inconsistent with the disclosure on page II-4 in the SB-2/A4. Please revise.

Executive Compensation, page 30

15. Refer to prior comment 15.  Disclosure on page 36 that Mr.
Kevin
J. Sharpe was granted 500,000 options is inconsistent with disclosure on page 31 in the SB-2/A4 that Mr. Kevin J. Sharpe was granted
525,000 options.  Please revise.

Employment Contracts and Termination of Employment and Change-in-
Control Arrangements, page 32

16. Refer to prior comment 16. Disclosure on page 32 that the agreement with Mr. Kevin J. Sharpe provides an annual salary of $100,000 per year is inconsistent with disclosure on page 33 in the
SB-2/A4 that the agreement with Mr. Kevin J. Sharpe provides an annual salary of $125,000 per year. Please revise.

Closing

	File amendments to the SB-2 and the 10-KSB in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendments. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since BlastGard and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If BlastGard requests acceleration of the registration statement`s effectiveness, BlastGard should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve BlastGard from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* BlastGard may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jennifer
K.
Thompson, Staff Accountant, at (202) 824-5259 or Anne M.
McConnell,
Senior Staff Accountant, at (202) 942-1795. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or me at (202) 942-1950.

Very truly yours,





Pamela A. Long

Assistant Director


cc:	Troy A. Young, Esq.
	Futro & Associates, P.C.
	Alamo Plaza
	1401 17th  Street, Suite 1150
	Denver, CO 80202



Mr. Michael J. Gordon
June 22, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE